File No. 812-13700



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO


               SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
                      AND AN ORDER OF EXEMPTION PURSUANT TO
                            SECTION 17(b) OF THE ACT
                            -------------------------

                    MetLife Insurance Company of Connecticut
          MetLife of CT Separate Account Eleven for Variable Annuities
            MetLife of CT Separate Account QPN for Variable Annuities
                MetLife of CT Fund UL for Variable Life Insurance
                       MetLife Investors Insurance Company

                 MetLife Investors Variable Annuity Account One
                   MetLife Investors Variable Life Account One

                  MetLife Investors Variable Life Account Eight
                    First MetLife Investors Insurance Company
              First MetLife Investors Variable Annuity Account One
                     MetLife Investors USA Insurance Company
                    MetLife Investors USA Separate Account A
                       Metropolitan Life Insurance Company
                     Metropolitan Life Separate Account DCVL
                      Metropolitan Life Separate Account UL
                   Security Equity Separate Account Twenty-Six
                  Security Equity Separate Account Twenty-Seven
                    Security Equity Separate Account No. 13S
                    Security Equity Separate Account No. 485
                     General American Life Insurance Company
                 General American Separate Account Twenty-Eight
                  General American Separate Account Twenty-Nine
                           Met Investors Series Trust
                         Metropolitan Series Fund, Inc.

               Please send all communications, notices and order to:

     Paul G. Cellupica                          Robert N. Hickey, Esq.
 Chief Counsel - Securities Regulation and     Sullivan & Worcester LLP
       Corporate Services                And    1666 K Street, N.W.
         MetLife Group                          Washington, D.C. 20006
  1095 Avenue of the Americas
        40th Floor
     New York, NY 10036



              Amended and Restated Application Filed March 23, 2010

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         In the Matter of:                              )
                                                        )
         MetLife Insurance Company of                   )
         Connecticut                                    )
                                                        )
         MetLife of CT Separate Account                 )
         Eleven for Variable Annuities                  )
                                                        )
         MetLife of CT Separate Account QPN             )
         for Variable Annuities                         )
                                                        )
         MetLife of CT Fund UL for                      )
         Variable Life Insurance                        )
                                                        )
         1300 Hall Boulevard                            )
         Bloomfield, Connecticut 06002                  )
                                                        )
         MetLife Investors Insurance Company            )
                                                        )
         MetLife Investors Variable Annuity             )
         Account One                                    )
                                                        )
         MetLife Investors Variable Life                )
         Account One                                    )
                                                        )
         MetLife Investors Variable Life                )
         Account Eight                                  )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         First MetLife Investors Insurance              )
         Company                                        )
                                                        )
         First MetLife Investors Variable               )
         Annuity Account One                            )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         MetLife Investors USA Insurance                )
         Company                                        )
                                                        )
         MetLife Investors USA Separate                 )
         Account A                                      )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California  92614                      )
                                                        )
         Metropolitan Life Insurance Company            )
                                                        )
         Metropolitan Life Separate Account             )
         DCVL                                           )
                                                        )
         Metropolitan Life Separate Account UL          )
                                                        )
         Security Equity Separate Account               )
         Twenty-Six                                     )
                                                        )
         Security Equity Separate Account               )
         Twenty-Seven                                   )
                                                        )
         Security Equity Separate Account               )
         No.13S                                         )
                                                        )
         Security Equity Separate Account               )
         No. 485                                        )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         General American Life Insurance                )
         Company                                        )
                                                        )
         General American Separate Account              )
         Twenty-Eight                                   )
                                                        )
         General American Separate Account              )
         Twenty-Nine                                    )
                                                        )
         13045 Tesson Ferry Road                        )
         St. Louis, Missouri  63128                     )
                                                        )
         Met Investors Series Trust                     )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         Metropolitan Series Fund, Inc.                 )
                                                        )
         501 Boylston Street                            )
         Boston, Massachusetts  02116                   )
                                                        )
         Investment Company Act of 1940                 )
         File No. 812-                                  )
                                                        )
         -----------------------------------------------





         MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife Investors Variable Life Account One ("VL Account One"), MetLife Investors Variable Life Account Eight ("VL Account Eight"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Separate Account DCVL ("Separate Account DCVL"), Metropolitan Life Separate Account UL ("Separate Account UL"), Security Equity Separate Account Twenty-Six ("SE Separate Account Twenty-Six"), Security Equity Separate Account Twenty-Seven ("SE Separate Account Twenty-Seven"), Security Equity Separate Account No. 13S ("SE Separate Account 13S"), Security Equity Separate Account No. 485 ("SE Separate Account 485"), General American Life Insurance Company ("General American") (together with MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA and MetLife, the "Insurance Companies"), General American Separate Account Twenty-Eight ("GA Separate Account Twenty-Eight"), General American Separate Account Twenty-Nine ("GA Separate Account Twenty-Nine"), (together with Separate Account Eleven, Separate Account QPN, Fund UL, VA Account One, VL Account One, VL Account Eight, First VA Account One, Separate Account A, Separate Account DCVL, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account 13S, SE Separate Account 485 and GA Separate Account Twenty-Eight, the "Separate Accounts"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund, Inc. ("Met Series Fund") hereby apply for an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of certain series of MIST and Met Series Fund (together, MIST and Met Series Fund are referred to as the "Investment Companies") for shares of comparable series of unaffiliated registered investment companies, in each case held by certain of the Separate Accounts to fund certain group and individual variable annuity contracts and variable life insurance policies (collectively, the "Contracts") issued by the Insurance Companies.


         The Insurance Companies and the Separate Accounts are referred to herein collectively as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies (the "Section 17 Applicants") also hereby apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the Insurance Companies to carry out certain of the substitutions.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Insurance Companies

1. MetLife of CT

         MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife of CT is a wholly-owned subsidiary of MetLife, Inc. MetLife of CT's principal place of business is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002. MetLife, Inc., headquartered in New York City, is publicly owned and through its subsidiaries and affiliates is a leading provider of insurance and financial products and services to individual and group customers. MetLife of CT is the depositor and sponsor of Separate Account Eleven, Separate Account QPN and Fund UL.

2. MetLife Investors


         MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri. MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. MetLife Investors' executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors is the depositor and sponsor of VA Account One, VL Account One and VL Account Eight.


3. First MetLife Investors

         First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. First MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. First MetLife Investors' home offices are at 200 Park Avenue, New York, New York 10166. First MetLife Investors is the depositor and sponsor of First VA Account One.

4. MetLife Investors USA

         MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife Investors USA is an indirect wholly-owned subsidiary of MetLife, Inc. MetLife Investors USA's executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors USA is the depositor and sponsor of Separate Account A.

5. MetLife

         MetLife is a stock life insurance company organized in 1868 under the laws of New York. MetLife is a wholly-owned subsidiary of MetLife, Inc. MetLife's home offices are at 200 Park Avenue, New York, New York 10166. MetLife is the depositor and sponsor of Separate Account DCVL, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account 13S and SE Separate Account 485.

6. General American

         General American is a stock life insurance company organized in 1933 under the laws of Missouri. General American is an indirect wholly-owned subsidiary of MetLife, Inc. General American's executive offices are at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. General American is the depositor and sponsor of GA Separate Account Twenty-Eight and GA Separate Account Twenty-Nine.


B. The Accounts

     1. Separate Account Eleven was established as a segregated asset account under Connecticut law in 2002. Separate Account Eleven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. (1)

         Separate Account Eleven is currently divided into 146 sub-accounts, 65 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 81 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account Eleven (except, that, in some instances, Separate Account Eleven may own more than 5% of such investment company). Separate Account Eleven is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account Eleven are credited to or charged against the assets of Separate Account Eleven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

     2. Separate Account QPN was established as a segregated asset account under Connecticut law in 1995. Separate Account QPN is a "separate account" as defined by Rule 0-1(e) under the Act and is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.(2)

         Separate Account QPN is currently divided into 76 sub-accounts, 48 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account QPN (except, that, in some instances, Separate Account QPN may own more than 5% of such investment company). Separate Account QPN is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account QPN are credited to or charged against the assets of Separate Account QPN in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.


     3. Fund UL was established as a segregated asset account under Connecticut law in 1983. Fund UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(3)

         Fund UL is currently divided into 69 sub-accounts, 40 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 29 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL (except, that, in some instances, Fund UL may own more than 5% of such investment company). Fund UL is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL are credited to or charged against the assets of Fund UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

     4. VA Account One was established as a segregated asset account under Missouri law in 1987. VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(4)

         VA Account One is currently divided into 87 sub-accounts, 68 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 19 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VA Account One (except, that, in some instances, VA Account One may own more than 5% of such investment company). VA Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VA Account One are credited to or charged against the assets of VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.



     5. VL Account One was established as a segregated asset account under Missouri law in 1996. VL Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(5)


         VL Account One is currently divided into 45 sub-accounts, 39 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 6 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VL Account One (except, that, in some instances, VL Account One may own more than 5% of such investment company). VL Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VL Account One are credited to or charged against the assets of VL Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.



     6. VL Account Eight was established as a segregated asset account under Missouri law in 1998. VL Account Eight serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.


         VL Account Eight is currently divided into 18 sub-accounts, 8 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 10 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VL Account Eight (except, that, in some instances, VL Account Eight may own more than 5% of such investment company). VL Account Eight is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VL Account Eight are credited to or charged against the assets of VL Account Eight in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.


     7. First VA Account One was established as a segregated asset account under New York law in 1992. First VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(6)


         First VA Account One is currently divided into 135 sub-accounts, 77 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 58 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with First VA Account One (except, that, in some instances, First VA Account One may own more than 5% of such investment company). First VA Account One is administered and accounted for as part of the general business of First MetLife Investors, and the income, gains or losses of First VA Account One are credited to or charged against the assets of First VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of First MetLife Investors.


     8. Separate Account A was established as a segregated asset account under Delaware law in 1980. Separate Account A is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(7)


         Separate Account A is currently divided into 150 sub-accounts, 76 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 74 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account A (except, that, in some instances, Separate Account A may own more that 5% of such investment company). Separate Account A is administered and accounted for as part of the general business of MetLife Investors USA, and the income, gains or losses of Separate Account A are credited to or charged against the assets of Separate Account A in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors USA.

     9. Separate Account DCVL was established as a segregated asset account under New York law in 2003. Separate Account DCVL serves as a separate funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

         Separate Account DCVL is currently divided into 121 sub-accounts, 50 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 71 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account DCVL (except, that, in some instances, Separate Account DCVL may own more than 5% of such investment company). Separate Account DCVL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account DCVL are credited to or charged against the assets of Separate Account DCVL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     10. Separate Account UL was established as a segregated asset account under New York law in 1990. Separate Account UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(8)


         Separate Account UL is currently divided into 116 sub-accounts, 63 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 53 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account UL (except, that, in some instances, Separate Account UL may own more than 5% of such investment company). Separate Account UL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account UL are credited to or charged against the assets of Separate Account UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     11. SE Separate Account Twenty-Six was established as a segregated asset account under New York law in 1994. SE Separate Account Twenty-Six is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(9)

         SE Separate Account Twenty-Six is currently divided into 3 sub-accounts, 1 of which reflects the investment performance of a corresponding series of MIST or Met Series Fund and 2 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with SE Separate Account Twenty-Six (except, that, in some instances, SE Separate Account Twenty-Six may own more than 5% of such investment company). SE Separate Account Twenty-Six is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account Twenty-Six are credited to or charged against the assets of SE Separate Account Twenty-Six in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     12. SE Separate Account Twenty-Seven was established as a segregated asset account under New York law in 1994. SE Separate Account Twenty-Seven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(10)

         SE Separate Account Twenty-Seven is currently divided in 4 sub-accounts, 0 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 4 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with SE Separate Account Twenty-Seven (except, that, in some instances, SE Separate Account Twenty-Seven may own more than 5% of such investment company). SE Separate Account Twenty-Seven is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account Twenty-Seven are credited to or charged against the assets of SE Separate Account Twenty-Seven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     13. Separate Account 13S was established as a segregated asset account under New York law in 1994. Separate Account 13S is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933(11).

         Separate Account 13S is currently divided into 44 sub-accounts, 16 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund, and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account 13S (except, that, in some instances, Separate Account 13S may own more than 5% of such investment company). Separate Account 13S is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account 13S are credited to or charged against the assets of Separate Account 13S in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     14. Separate Account 485 was established as a segregated asset account under New York law in 2008. Separate Account 485 serves as a separate account funding vehicle for certain Contracts that are exempt from registration under
Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

         Separate Account 485 is currently divided into 28 sub-accounts, 9 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 19 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account 485 (except, that, in some instances, Separate Account 485 may own more than 5% of such investment company). Separate Account 485 is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account 485 are credited to or charged against the assets of Separate Account 485 in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     15. GA Separate Account Twenty-Eight was established as a segregated asset account under Missouri law in 1992. GA Separate Account Twenty-Eight is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(12)

         GA Separate Account Twenty-Eight is currently divided into 3 sub-accounts, 1 of which reflects the investment performance of a corresponding series of MIST or Met Series Fund and 2 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Twenty-Eight (except, that, in some instances, GA Separate Account Twenty-Eight may own more than 5% of such investment company). GA Separate Account Twenty-Eight is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Twenty-Eight are credited to or charged against the assets of GA Separate Account Twenty-Eight in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

     16. GA Separate Account Twenty-Nine was established as a segregated asset account under Missouri law in 1992. GA Separate Account Twenty-Nine is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(13)

     GA Separate Account Twenty-Nine is currently divided into 4 sub-accounts, 2 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 2 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Twenty-Nine (except, that, in some instances, GA Separate Account Twenty-Nine may own more than 5% of such investment company). GA Separate Account Twenty-Nine is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Twenty-Nine are credited to or charged against the assets of GA Separate Account Twenty-Nine in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.


     Although Separate Account QPN, VL Account Eight, Separate Account DCVL and Separate Account 485 are exempt from registration under the Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.



C. The Investment Companies


         Shares of MIST and Met Series Fund are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by the Insurance Companies or their affiliates. MIST is a Delaware statutory trust organized on July 27, 2000. Met Series Fund is a Maryland corporation organized on November 23, 1982. MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933.(14) MIST currently offers 48 series. The substitutions will involve 5 series of MIST. Met Series Fund currently offers 38 series. The substitutions will involve 4 series of Met Series Fund.


         MetLife Advisers, LLC serves as investment adviser to MIST and Met Series Fund. The investment adviser is an affiliate of MetLife. MetLife Investors Distribution Company, an affiliate of MetLife, is the distributor of certain of the Contracts and serves as the principal underwriter of MIST and Met Series Fund.

II. STATEMENT OF ADDITIONAL FACTS

A. The Proposed Substitutions


         Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to make certain substitutions of shares of 11 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met Series Fund. The specific classes of shares involved in the substitutions are described in the fee tables below. The proposed substitutions are as follows:


1)   Shares of Met Series Fund's BlackRock Money Market Portfolio for shares of:

         (a) AIM V.I. Money Market Fund - GA Separate Account Twenty-Eight, SE Separate Account Twenty-Six


         (b) Legg Mason Western Asset Variable Money Market Portfolio - Fund UL, Separate Account Eleven, Separate Account QPN, First VA Account One, Separate Account A


2)   Shares of MIST's RCM Technology Portfolio for shares of:

         (a) AIM V.I. Technology Fund - SE Separate Account Twenty-Seven, GA Separate Account Twenty-Nine

         (b)  DWS Technology VIP - Separate Account Eleven

3) Shares of Met Series Fund's Oppenheimer Global Equity Portfolio for shares of DWS Global Opportunities VIP - Separate Account Eleven

4) Shares of Met Series Fund's Met/Artisan Mid Cap Value Portfolio for shares of Janus Aspen Perkins Mid Cap Value Portfolio - Separate Account Eleven, Separate Account UL, Separate Account DCVL, SE Separate Account 13S, SE Separate Account 485



5) Shares of MIST's Met/Templeton Growth Portfolio for shares of Legg Mason Batterymarch Variable Global Equity Portfolio - Separate Account Eleven, First VA Account One, Separate Account A

6) Shares of Met Series Fund's MetLife Stock Index Portfolio for shares of Legg Mason Batterymarch S&P 500 Index Portfolio - Separate
     Account QPN


7) Shares of MIST's BlackRock High Yield Portfolio for shares of Pioneer High Yield VCT Portfolio - Separate Account Eleven, First VA Account One, Separate Account A



8) Shares of MIST's Lord Abbett Growth and Income Portfolio for shares of Putnam VT Growth and Income Fund - VA Account One, First VA Account One, VL Account One, VL Account Eight

9) Shares of MIST's Met/AIM Small Cap Growth Portfolio for shares of UIF Small Company Growth Portfolio - Separate Account Eleven




B. Description of the Funds

         Set forth below is a description of the investment objectives, the principal investment policies and principal risk factors of each Existing Fund and its corresponding Replacement Fund. A description of each risk factor is found in footnotes to each principal risk factor.



---------------------------------------------------------- -------------------------------------------------------------
                      EXISTING FUND                                              REPLACEMENT FUND
---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------

AIM V.I. Money Market Fund(15) - seeks to provide as       BlackRock Money Market Portfolio - seeks a high level of
high a level of current income as is consistent with       current income consistent with preservation of capital.
the preservation of capital and liquidity.
                                                           The Portfolio invests in accordance with industry-standard
The Fund invests only in high-quality U.S.                 requirements for money market funds for the quality,
dollar-denominated short term debt obligations,            maturity and diversification of investments.
including:  (i) securities issued by the U.S. Government
or its agencies; (ii) bankers' acceptances, certificates   The Portfolio may invest in the highest quality, short-term
of deposit, and time deposits from U.S. or foreign         money market instruments or in U.S. Government securities.
banks; (iii) repurchase agreements; (iv) commercial        The Portfolio may invest in commercial paper and
paper; (v) taxable municipal securities; (vi) master       asset-backed securities, including those issued in Rule
notes; and (vii) cash equivalents.                         144A and other private placement transactions.

The Fund invests in accordance with industry-standard      The Portfolio may also invest in U.S. dollar denominated
requirements for money market funds for the quality,       securities issued by foreign companies or banks or their
maturity and diversification of investments.               U.S. affiliates.

The Fund may invest up to 50% of its assets in U.S.        Principal Risks:
dollar-denominated foreign securities.                     o  Market Risk
                                                           o  Credit Risk
The Fund may invest in securities issued or guaranteed     o  Interest Rate Risk
by companies in the financial services industry.           o  Foreign Investment Risk
                                                           o  Non-Mortgage Asset-Backed Securities Risk (23)
Principal Risks:
o  Market Risk(16)
o  Credit Risk(17)
o  Interest Rate Risk(18)
o  Foreign Investment Risk(19)
o  Municipal Securities Risk(20)
o  Repurchase Agreement Risk(21)
o  Financial Services Risk(22)

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
AIM V.I. Technology Fund(15) - seeks capital growth.    RCM Technology Portfolio - seeks capital appreciation; no
                                                      consideration is given to income.
The Fund normally invests at least 80% of its assets
in equity securities (principally common stocks) of   The Portfolio normally invests at least 80% of its assets in
issuers engaged primarily in technology-related       common stocks of companies which utilize new, creative or
industries. The Fund considers a company to be doing  different, or "innovative," technologies to gain a strategic business in technology-related industries if it meets competitive advantage in their industry, as well as companies
at least one of the following tests: (1) at least     that provide and service those technologies. The Portfolio
50% of its gross income or its net sales come from    identifies its investment universe of technology-related
activities in technology-related industries; (2) at   companies primarily by reference to classifications made by
least 50% of its assets are devoted to producing      independent firms, such as Standard & Poor's and by
revenues in technology-related industries; or (3)     identifying companies that derive a substantial portion of
based on other available information, the portfolio   their revenues from the manufacture, sale, use and/or service
manager determines that its primary business is       of technological products or services.
within technology-related industries.
                                                      Although the Portfolio emphasizes companies which utilize
The Fund may invest up to 25% of its total assets in  technologies, it is not required to invest exclusively in
securities of non-U.S. issuers doing business in      companies in a particular business sector or industry.
technology-related industries.  Securities of
Canadian issuers and American Depositary Receipts     The Adviser selects stocks for the Portfolio using a "growth"
are not subject to this 25% limitation.               style.

The portfolio manager focuses on attractively valued  The Portfolio may invest a portion of its assets in the well-managed companies with the potential to deliver  securities of smaller capitalization companies and may invest
attractive returns.                                   in initial public offerings ("IPOs").

The portfolio manager constructs the Fund's portfolio The Portfolio may invest up to 50% of its assets in foreign
with the goal of holding 40-60 individual stocks.     equity securities, including American Depositary Receipts, and may invest in securities of emerging market countries.
While the portfolio manager may invest in stocks of
any market capitalization, the portfolio manager      The Portfolio may utilize, primarily for risk management and
tends to favor mid- and large-cap stocks.             hedging purposes, short sales (collateralized or
                                                      uncollateralized), or other derivative instruments such as
The portfolio manager may invest in derivatives.      stock index futures contracts, purchase and sale of put and call options and other option strategies such as spreads and
Principal Risks:                                      straddles.
o  Market Risk
o  Sector Risk(24)                                    Principal Risks:
o  Technology Industry Risk(25)                       o  Market Risk
o  Foreign Investment Risk                            o  Foreign Investment Risk
o  Market Capitalization Risk(26)                     o  Market Capitalization Risk
o  Investment Style Risk(27)                          o  Investment Style Risk
o  Limited Number of Holdings Risk(28)                o  Technology Industry Risk
o  Derivatives Risk(29)                               o  Sector Risk
                                                      o  Derivatives Risk
                                                      o  IPO Risk(30)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
DWS Technology VIP(15) - seeks capital growth.        RCM Technology Portfolio - seeks capital appreciation; no
                                                      consideration is given to
                                                      income.
Under normal circumstances, the Portfolio invests at
least 80% of net assets in common stocks of           The Portfolio normally invests at least 80% of its assets in
companies in the technology sector. For purposes of   common stocks of companies which utilize new, creative or
the Portfolio's 80% investment policy, companies in   different, or "innovative," technologies to gain a strategic
the technology sector must commit at least half of    competitive advantage in their industry, as well as companies
their assets to the technology sector or derive at    that provide and service those technologies. The Portfolio least half of their revenues or net income from that  identifies its investment universe of technology-related
sector.                                               companies primarily by reference to classifications made by independent firms, such as Standard & Poor's and by
The Portfolio may invest in companies of any size.    identifying companies that derive a substantial portion of
In addition, the Portfolio may invest in initial      their revenues from the manufacture, sale, use and/or service
public offerings ("IPOs").                            of technological products or services.

While the Portfolio invests mainly in U.S. stocks,    Although the Portfolio emphasizes companies which utilize
it may invest up to 35% of net assets in foreign      technologies, it is not required to invest exclusively in
securities.                                           companies in a particular business sector or industry.

The portfolio manager looks for growth companies and  The Adviser selects stocks for the Portfolio using a "growth"
reasonable market value.                              style.

The Portfolio may use derivatives for hedging and     The Portfolio may invest a portion of its assets in the
risk management or for non-hedging purposes to seek   securities of smaller capitalization companies and may invest
to enhance potential gains.                           in initial public offerings ("IPOs").

The Portfolio is non-diversified.                     The Portfolio may invest up to 50% of its assets in foreign equity securities, including American Depositary Receipts,
Principal Risks:                                      and may invest in securities of emerging market countries.
o  Market Risk
o  Sector Risk                                        The Portfolio may utilize, primarily for risk management and
o  Technology Industry Risk                           hedging purposes, short sales (collateralized or
o  Non-diversification Risk(31)                       uncollateralized), or other derivative instruments such as
o  Market Capitalization Risk                         stock index futures contracts, purchase and sale of put and
o  Investment Style Risk                              call options and other option strategies such as spreads and
o  Derivatives Risk                                   straddles.
o  IPO Risk
                                                      Principal Risks:
                                                      o  Market Risk
                                                      o  Foreign Investment Risk
                                                      o  Market Capitalization Risk
                                                      o  Investment Style Risk
                                                      o  Technology Industry Risk
                                                      o  Sector Risk
                                                      o  Derivatives Risk
                                                      o  IPO Risk

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

DWS Global Opportunities VIP(15) - seeks               Oppenheimer Global Equity Portfolio - seeks capital
above-average capital appreciation over the long       appreciation.
term.
                                                       The Portfolio invests under normal circumstances at least 80%
The Portfolio invests at least 65% of total assets     of its assets in equity securities (primarily common stock)
in common stocks and other equities of small companies of U.S. and foreign-based companies. The Portfolio can
throughout the world (companies with market values     invest without limit in foreign securities and can invest in
similar to the smallest 20% of the S&P Developed       any country, including countries with developed or emerging
Small Cap Index). While the Portfolio may invest in    markets. However, the Portfolio currently emphasizes its
securities in any country, it generally focuses on     investment in developed markets such as the United States,
countries with developed economies (including the      Western European countries and Japan.
U.S.). As of June 30, 2009, companies in which the
Portfolio invests typically have a market              The portfolio manager looks primarily for foreign and U.S.
capitalization of between $5.36 million and $53.8      companies with high growth potential.
billion. As part of the investment process
(and low turnover strategy) the Portfolio may own
stocks even though they exceed the market              The Portfolio does not limit its investments to companies in
capitalization upper range.                            a particular capitalization range, but currently focuses its investments in mid- and large-cap companies.

The Portfolio looks for growth companies and           The Portfolio is not required to allocate its investment in
reasonable market value.                               any set percentages in any particular country.  The Portfolio normally will invest in at least three countries (one of
The Portfolio may invest up to 35% of total assets     which may be the United States).  Typically, the Portfolio in common stocks and other equities of large companies invests in a number of different countries.
or in debt securities (of which 5% of net assets may
be junk bonds).                                        Principal Risks
                                                       o  Market Risk
The Portfolio may use derivatives for hedging and for  o  Foreign Investment Risk
risk management or for non-hedging purposes to seek    o  Market Capitalization Risk
to enhance potential gains.                            o  Investment Style Risk


Principal Risks
o  Market Risk
o  Investment Style Risk
o  Market Capitalization Risk
o  Foreign Investment Risk
o  Interest Rate Risk
o  Credit Risk
o  Derivatives Risk

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Perkins Mid Cap Value Portfolio(15) -     Met/Artisan Mid Cap Value Fund- seeks long term capital
seeks capital appreciation.                           growth.

The Portfolio pursues its investment objective by     The Portfolio invests at least 80% of its net assets in the
investing primarily in common stocks selected for     common stocks of medium-sized companies. A medium-sized
their capital appreciation potential. The Portfolio   company is defined as one with a market capitalization
primarily invests in the common stocks of mid-sized   greater than the market capitalization of the smallest
companies whose stock prices the portfolio managers   company in the Russell Midcap Index and less than three times
believe to be undervalued. The Portfolio invests,     the weighted average market capitalization of companies in
under normal circumstances, at least 80% of its       that index. As of June 30, 2009, the market capitalization assets in equity securities of companies whose market of the smallest company in the Russell Midcap Index was $40 capitalization falls, at the time of purchase, within million and the market capitalization of the largest company
the 12-month average of the capitalization range of   was $12.1 billion. As long as an investment continues to
the Russell Midcap(R) Value Index. This average is    meet the Portfolio's other investment criteria, the portfolio
updated monthly. The market capitalizations within    manager may choose to hold a stock even if the company's
the index will vary, but as of June 30, 2009, they    market capitalization grows or falls outside the range given
ranged from $40 million to approximately $12.1        above. The portfolio manager will generally not initiate a
billion.                                              position in a company unless it has a market capitalization between $2 billion and $15 billion.  The Portfolio invests
Within the parameters of its specific investment      primarily in U.S. companies.
policies, the Portfolio may invest in foreign equity
and debt securities, which may include investments in The portfolio manager uses a value approach in selecting
emerging markets.                                     investments for the Portfolio.

Within the parameters of its specific investment      Principal Risks
policies, the Portfolio may invest its assets in      o Market Risk
derivatives (by taking long and/or short positions).  o Market Capitalization Risk
The Portfolio may use derivatives for different       o Investment Style Risk
purposes, including hedging (to offset risks
associated with an investment, currency exposure,
or market conditions) and to earn income and
enhance returns.

Principal Risks
o  Market Risk
o  Market Capitalization Risk
o  Investment Style Risk
o  Foreign Investment Risk
o  Derivatives Risk

---------------------------------------------------------------------------------------------------------------------


Legg Mason Batterymarch Variable Global Equity         Met/Templeton Growth Portfolio - seeks long-term capital
Portfolio(15) - seeks long-term capital growth.        growth.
Dividend income, if any, is a secondary consideration.
                                                       Under normal market conditions, the Portfolio invests
The Portfolio invests primarily in the common stock    primarily in the equity securities of companies with various
of U.S. and non-U.S. issuers, particularly issuers     market capitalizations located anywhere in the world,
located in countries included in the Morgan Stanley    including emerging markets. Up to 100% of the Portfolio's
Capital International World Index. Under normal        assets may be invested in foreign countries including,
circumstances, the Portfolio invests at least 80% of   without limit, in emerging markets. However, the Portfolio,
its assets in equity and equity-related securities,    under current market conditions, does not intend to invest and under current market conditions, invests at least  more than 50% of its assets in emerging markets. The
40% of its assets in non-U.S. issuers. Although the    Portfolio also invests in depositary receipts.
Portfolio invests primarily in securities with a
market capitalization of greater than $15 billion,     In addition to the Portfolio's main investments, depending
the Portfolio may invest in securities of any market   upon current market conditions, the Portfolio may invest up
capitalization, including mid-cap and small-cap        to 25% of its total assets in debt securities of companies
securities.                                            and governments located anywhere in the world.

The Portfolio may invest up to 10% of its net assets   When choosing equity investments for the Portfolio, the
in emerging market issuers.                            subadviser applies a "bottom up", value-oriented, long-term approach.

The Portfolio usually invests in securities listed on
securities exchanges, although it may also purchase    Principal Risks:
securities which are not registered for sale to the    o  Market Risk
general public, or, to a limited extent, securities    o  Investment Style Risk
that are not readily marketable.  The Portfolio may    o  Market Capitalization Risk
invest directly in foreign securities or may invest    o  Foreign Investment Risk
in depositary receipts for securities of foreign       o  Credit Risk
issuers.                                               o  Interest Rate Risk

The Portfolio may, but is not required to, enter into forward currency transactions to buy or sell currencies at a future date.

The portfolio manager uses a "bottom up" stock selection process utilizing both growth and value characteristics.

Principal Risks:
o  Market Risk
o  Foreign Investment Risk
o  Market Capitalization Risk
o  Investment Style Risk
o  Derivatives Risk
o  Illiquid Securities Risk(32)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Legg Mason Batterymarch S&P 500 Index Fund(15) -       MetLife Stock Index Portfolio - seeks to equal the
seeks investment results that, before expenses,        performance of the S&P 500 Index (before expenses).
correspond to the price and yield
performance of the S&P 500 Index.                      The Portfolio purchases the common stocks of all the
                                                       companies in the S&P 500 Index.
Under normal market circumstances, the Fund invests
at least 80% of the value of its net assets in equity  The Portfolio also invests in exchange-traded funds (ETFs)
securities, or other investments with similar          and futures contracts based on the S&P 500 Index and/or
economic characteristics, included in the Index. The   related options to simulate full investment in the Index
Fund generally is fully invested in stocks included    while retaining liquidity, to facilitate trading and for
in the Index. The Fund will hold a broadly             other investment reasons.
diversified portfolio of common stocks that is
comparable to the Index in terms of economic sector    Principal Risks:
weightings, market capitalization and liquidity.       o Market Risk
                                                       o Market Capitalization Risk
The Fund also may enter into repurchase agreements,    o Index Risk
lend portfolio securities and use certain types of     o Derivatives Risk
derivative instruments to help implement its
investment objective.

Principal Risks:
o  Market Risk
o  Market Capitalization Risk
o  Index Risk(33)
o  Derivatives Risk
o  Repurchase Agreements Risk

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Legg Mason Western Asset Variable Money Market         BlackRock Money Market Portfolio - seeks a high level of
Portfolio(15) - seeks to maximize current income       current income consistent with preservation of capital.
consistent with preservation of capital.
                                                      The Portfolio invests in accordance with industry-standard
The Portfolio invests exclusively in high quality     requirements for money market funds for the quality, maturity
U.S. dollar denominated short-term debt securities.   and diversification of investments.
These include commercial paper and asset-backed
securities, corporate and municipal obligations,      The Portfolio may invest in the highest quality, short-term obligations of U.S. and foreign banks, securities of  money market instruments or in U.S. Government securities.
the U.S. government, its agencies or                  The Portfolio may invest in commercial paper and asset-backed instrumentalities and related repurchase obligations  securities, including those issued in Rule 144A and other
and obligations issued or guaranteed by the           private placement transactions.
governments of Western Europe, Australia, Japan and
Canada.                                               The Portfolio may also invest in U.S. dollar denominated
                                                      securities issued by foreign companies or banks or their U.S.
The Portfolio may invest more than 25% of its assets  affiliates.
in bank obligations, such as certificates of deposit,
fixed time deposits and bankers' acceptances.
                                                      Principal Risks:
                                                      o  Market Risk
Principal Risks:                                      o  Interest Rate Risk
o  Market Risk                                        o  Credit Risk
o  Interest Rate Risk                                 o  Foreign Investment Risk
o  Credit Risk                                        o  Non-Mortgage Asset-Backed Securities Risk
o  Foreign Investment Risk
o  Banking Industry Risk(34)
o  Non-Mortgage Asset-Backed Securities Risk
o  Mortgage Related Securities Risk(35)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Pioneer High Yield VCT Portfolio(15) - seeks to          BlackRock High Yield Portfolio - seeks to maximize total
maximize total return through a combination of income  return consistent with income generation and prudent
and capital appreciation.                              investment.

Normally, the Portfolio invests at least 80% of its    The Portfolio will invest primarily in non-investment grade
total assets in below investment grade high yield      bonds with maturities of ten years or less. The Portfolio
debt securities (junk bonds) and preferred stocks.     will normally invest at least 80% of its assets in high yield
The Portfolio's investments may have fixed or          ("junk") bonds, including convertible and preferred
variable principal payments and all types of interest  securities. The Portfolio may invest up to 10% of its assets
rate and dividend payment and reset terms, including   in non-dollar denominated bonds of issuers located outside of
fixed rate, adjustable rate, floating rate, zero       the United States. The Portfolio's investment in non-dollar
coupon, contingent, deferred, payment in kind and      denominated bonds may be on a currency hedged or unhedged
auction rate features. The Portfolio invests in        basis.
securities with a broad range of maturities.  The
Portfolio may invest up to 20% of its net assets in   To add additional diversification, the portfolio manager team
inverse floating rate obligations.                    can invest in a wide range of securities, including corporate bonds, mezzanine investments, collateralized bond
The Portfolio may invest in investment grade and      obligations, bank loans and mortgage-backed and asset-backed
below investment grade convertible bonds and          securities.
preferred stocks that are convertible into the equity
securities of the issuer.                             The Portfolio can also invest, to the extent consistent with its investment goal, in non-U.S. and emerging market
The Portfolio may invest up to 20% of its net assets  securities and currencies. The Portfolio may invest in
in common stocks issued by both U.S. and non-U.S.     securities of any rating, and may invest up to 10% of its
issuers and other equity investments, such as         assets in distressed securities that are in default or the
exchange-traded funds (ETFs) that invest primarily    issuers of which are in bankruptcy.
in equity securities, depositary receipts, warrants,
rights and equity interests in real estate investment The portfolio management team may, when consistent with the
trusts (REITS). The Portfolio invests in equity       Portfolio's investment goal, buy or sell options or futures securities, which may or may not pay dividends, when  on a security or an index of securities, or enter into credit
the portfolio manager believes they are consistent    default swaps (up to 15% of its assets) and interest rate or with the Portfolio's investment objective of capital  foreign currency transactions, including swaps (collectively,
appreciation or to diversify the Portfolio.           commonly known as derivatives). The Portfolio typically uses derivatives as a substitute for taking a position in the
The Portfolio's portfolio manager uses a value        underlying asset and/or as part of a strategy designed to
approach to select the Portfolio's investments.       reduce exposure to other risks, such as interest rate or
                                                      currency risk.

Principal Risks:
o  Market Risk                                        Principal Risks:
o  Interest Rate Risk                                 o  Market Risk
o  Credit Risk                                        o   Interest Rate Risk
o  High Yield Debt Security Risk(36)                  o  Credit Risk
o  Liquidity Risk                                     o  High Yield Debt Security Risk
o  Investment Style Risk                              o  Foreign Investment Risk
o  Mortgage-Related Securities Risk                   o  Mortgage-Related Securities Risk
o  Non-Mortgage Asset-Backed Security Risk            o  Non-Mortgage Asset-Backed Security Risk
o  Foreign Investment Risk                            o  Derivatives Risk
o  Derivatives Risk                                   o  Credit Default Transactions Risk(38)
o  Inverse Floating Rate Obligations Risk(37)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Putnam VT Growth and Income Fund(15) - seeks capital  Lord Abbett Growth and Income Fund - seeks long-term growth
growth and current income.                            of capital and income without excessive fluctuation in market value.
The Fund invests mainly in common stocks of U.S.
companies, with a focus on value stocks that offer    The Portfolio primarily purchases equity securities of large, the potential for capital growth, current income, or  seasoned, U.S. and multinational companies that the portfolio
both. Value stocks are those that the portfolio       manager believes are undervalued. Under normal
manager believes are currently undervalued by the     circumstances, the Portfolio will invest at least 80% of its
market. The Fund invests mainly in large companies.   net assets in equity securities of large companies. A large company is defined as a company having a market
From time to time, the Fund may invest a significant  capitalization at the time of purchase that falls within the
portion of its assets in companies in one or more     market capitalization range of companies in the Russell 1000
related industries or sectors such as the financial   Index. As of May 31, 2009, the market capitalization range
sector.                                               of the Russell Index 1000 was $829 million to $338 billion.

The Fund may also invest in foreign companies.        Equity securities in which the Portfolio may invest may
                                                      include common stocks, preferred stocks, convertible
The Fund may engage in a variety of transactions      securities, warrants, and similar instruments.
involving derivatives, such as futures, options,
warrants and swap contracts.                          Principal Risks:
                                                      o  Market Risk
Principal Risks:                                      o  Market Capitalization Risk
o  Market Risk                                        o  Investment Style Risk
o  Market Capitalization Risk
o  Investment Style Risk
o  Foreign Investment Risk
o  Sector Risk
o  Derivatives Risk


---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
UIF Small Company Growth Portfolio15 - seeks         Met/AIM Small Cap Growth Portfolio - seeks long-term growth
long-term capital appreciation.                      of capital.

The portfolio manager seeks long-term capital        The Portfolio invests normally at least 80% of its assets in
appreciation by investing at least 80% of the        securities of small-cap companies. In complying with this
Portfolio's assets in growth-oriented equity         80% investment requirement, the Portfolio will invest
securities of small U.S. and foreign companies,      primarily in marketable equity securities, including
including emerging market securities. The portfolio  convertible instruments and synthetic and derivative manager may invest up to 25% of the Portfolio's net  instruments. Synthetic and derivative instruments include
assets in foreign securities, including emerging     warrants, futures, options, exchange-traded funds and
market securities. The portfolio manager selects     American Depositary Receipts.
issues from a universe comprised of small
cap companies, most with market capitalizations of   The Portfolio considers a company to be a small-cap company
generally less than $4 billion.                      if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in
The portfolio manager typically favors companies     the Russell 2000 Growth Index during the most recent 11-month
with rising returns on invested capital, above       period (based on month-end data) plus the most recent data
average business visibility, strong free cash flow   during the current month, within the range of market
generation and an attractive risk/reward profile.    capitalizations of companies included in the Russell 2000
                                                     Growth Index.

The portfolio manager may also invest in derivative  The Portfolio may invest up to 20% of its assets in equity instruments in connection with its policy to invest  securities of issuers that have market capitalizations, at least 80% of its assets in the equity securities  at the time of purchase, in other market capitalization
of small issuers.                                    ranges.

The Portfolio may invest up to 10% of its net assets The Portfolio may invest in investment-grade non-convertible
in real estate investment trusts ("REITS").          debt securities, U.S. government securities and high-quality money market instruments.
Principal Risks:
o Market Risk                                        The Portfolio may also invest up to 25% of its total assets
o Market Capitalization Risk                          in foreign securities.
o Investment Style Risk
o Foreign Investment Risk                             The subadviser utilizes a growth investment strategy.
o Real Estate Securities Risk(39)
o  Derivatives Risk

                                                      Principal Risks:
                                                      o  Market Risk
                                                      o  Market Capitalization Risk
                                                      o  Investment Style Risk
                                                      o  Foreign Securities Risk
                                                      o  Credit Risk
                                                      o  Interest Rate Risk
                                                      o  Derivatives Risk
                                                      o  Convertible Securities Risk(40)


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


         MetLife Advisers, LLC is the adviser of each of the Replacement Funds. A chart comparing the adviser and sub-adviser of each Existing Fund with its corresponding Replacement Fund is attached as Appendix 1. Each Replacement Fund currently offers up to four classes of shares, three of which, Class A, Class B and Class E are involved in the substitutions. No Rule 12b-1 Plan has been adopted for any Replacement Fund's Class A shares. Each Replacement Fund's Class B and Class E shares have adopted a Rule 12b-1 distribution plan. Under MIST's and Met Series Fund's distribution plans, up to 0.50% of a Fund's assets attributable to its Class B and Class E shares may be used to finance the distribution of the Fund's shares. Currently, payments under the plan are limited to 0.25% for Class B shares and 0.15% for Class E shares, respectively. The Boards of Trustees/Directors of each MIST and Met Series Fund Replacement Fund may increase payments under its plans to the full amount without shareholder approval.

         MetLife Advisers, LLC has contractually agreed, for the period ending April 30, 2011 and any subsequent year in which the agreement is in effect, to reduce the management fee for the (i) MetLife Stock Index Portfolio to 0.243% and (ii) BlackRock Money Market Portfolio to 0.345% for the first $500 million of assets and 0.335% for the next $500 million of assets. In addition, MetLife Advisers, LLC has contractually agreed to limit, for the period ending April 30, 2011 and any subsequent year in which the agreement is in effect, the total expenses of the Class B shares of the following Fund as a percent of average daily net assets: Met/Templeton Growth Portfolio - 1.05%.

     There is no expense limitation agreement or contractual waiver agreement with respect to MIST's BlackRock High Yield Portfolio, Lord Abbett Growth and Income Portfolio, Met/AIM Small Cap Growth Portfolio, RCM Technology Portfolio (current expense limitation agreement will expire on April 30, 2010), Met Series Fund's Met/Artisan Mid Cap Value Portfolio or Oppenheimer Global Equity Portfolio.


C. Description of the Contracts

         Annuity Contracts


         The annuity contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The annuity contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The immediate annuity contracts provide for a series of payments under various pay-out types on a variable basis, fixed basis or both. The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.


         Under the annuity contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, one fixed account investment option. Many of the Contracts provide that a maximum of 12 transfers can be made every year without charge or that a $10 contractual limit charge will apply or that no transfer charge will apply. Currently, during the accumulation period, Contract owners may transfer between the variable account options or from variable account options to fixed account options without limitation. Some of the Contracts have no contractual limit on transfers during the accumulation period. Some Contract owners may make transfers from the fixed account option subject to certain minimum transfer amounts ($500 or the total interest in the account) and maximum limitations. Some of the Contracts have additional restrictions on transfers from the fixed account to the variable account. During the income period or under the immediate annuity, Contract owners may currently make unlimited transfers among investment options and from investment portfolios to the fixed account option. Generally, transfers to/from the fixed account option are not permitted during the payout period. No fees or other charges are currently imposed on transfers for most of the Contracts. Under certain annuity contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any transfer limits will be suspended in connection with the substitutions as described in more detail below.

         Life Policies

         The Insurance Companies issue a flexible premium single-life variable life insurance policy that is involved in this application. Policy owners may allocate account value among the General Account and the available investment portfolios. The minimum face amount of the insurance ranges from $50,000 to $100,000 (except that Contracts that are exempt from registration have a minimum face amount of $1,000,000). The policies permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different investment company.

         All or part of the account value may be transferred from any investment portfolio to another investment portfolio, or to the fixed account. The minimum amount that can be transferred is the lesser of the minimum transfer amount (which ranges from $1 to $500), or the total value in an investment portfolio or the fixed account. Certain policies provide that six transfers in a policy year can be made without charge. A transfer fee of $10 is payable for additional transfers in a policy year, but these fees are not currently charged. Other policies do not currently limit the number of transfers.

         Certain policies provide that the maximum amount that can be transferred from the fixed account in any policy year is the greater of $500 or 12.5% of the policy's cash surrender value in the Fixed Account as of the date of the transfer request. Transfers from the fixed account of other policies are subject to similar limitations.

         Transfers resulting from policy loans are not counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy year.

         Under the policies, the Insurance Companies reserve the right to impose additional restrictions on transfers. All transfer limits will be suspended in connection with the substitutions as described in more detail below.

D. Reasons for the Substitutions


     The substitutions are expected to provide significant benefits to Contract owners, including improved selection of sub-advisers and simplification of fund offerings through the elimination of overlapping offerings. Based on generally better performance records and lower total expenses of the Replacement Funds, the Substitution Applicants believe that the sub-advisers to the Replacement Funds overall will provide consistent above-average performance for their Funds thanIn addition, Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds, except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met Templeton Growth Portfolio, will have lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any) and current fee waivers. the advisers or sub-advisers of the Existing Funds. At the same time, Contract owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies, and managers. See
Section I B of this Application, which describes by separate account the number of investment options. As a result of the substitutions, the number of investment options offered under substantially all of the Contracts will not change (currently ranges in number from 3 to 122). For a limited number of Contracts which currently have at least 21 investment options available, after the substitutions, there will be available at least 20 investment options.

         Those substitutions which replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser will permit each adviser, under the Multi-Manager Order,(41) to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Met Series Fund and MIST have been subject to the Multi-Manager Order since 1999 and 2000, respectively.

     In addition, Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds, except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met Templeton Growth Portfolio, will have lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any) and current fee waivers.


         In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing Fund:


          o Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio - management fee and Rule 12b-1 fee for Class E shares of BlackRock Money Market Portfolio are currently 0.02% higher



          o AIM V. I. Technology Fund/RCM Technology Portfolio - management fee for Class A shares of RCM Technology Portfolio is currently 0.13% higher


          o DWS Technology VIP/RCM Technology Portfolio - management fee and Rule 12b-1 fee for Class E shares of RCM Technology Portfolio are currently 0.11% higher



          o    DWS Global Opportunities  VIP/Oppenheimer Global Equity Portfolio
               - management fee and Rule 12b-1 fee for Class B shares of Oppenheimer Global Equity Portfolio may be higher at certain management fee breakpoints


          o Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio - management fee for Class A and Class B shares of Lord Abbett Growth and Income Portfolio is currently 0.05% higher



          o UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio - management fee and Rule 12b-1 fee for Class B shares of Met/AIM Small Cap Growth Portfolio may be higher at certain management fee breakpoints


          o Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio - management fee and Rule 12b-1 fee for Class B shares of Met/Artisan Mid Cap Value Portfolio are currently 0.05% higher




         A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix II.

         As described in Section III, the Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.


         Except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met/ Templeton Growth Portfolio substitution where there is an increase in net expenses after waivers of 0.05%, the substitutions will result in decreased net expense ratios, after waivers, ranging from 2 basis points to 57 basis points. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions. The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in Section
II. A, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the substitutions.


         In addition, after the substitutions, neither MetLife Advisers, LLC nor any of its affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Funds in excess of the compensation currently received from the investment advisers or distributors of the Existing Funds.


         The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of BlackRock Money Market Portfolio (Class E shares - 0.15%) for Legg Mason Western Asset Variable Money Market Portfolio (single share class - 0%). As set forth in
Section I.D., total expenses for BlackRock Money Market Portfolio will be 1 basis point less (2 with waiver) than the total expenses of the applicable Existing Fund after the substitution.

         Each MIST and Met Series Fund Replacement Fund's Class B and Class E Rule 12b-1 fees can be raised to 0.50% of net assets by the Replacement Fund's Board of Directors/Trustees without shareholder approval. However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds' shareholders after the substitutions.


         The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.


         Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 43 basis points for the Existing Funds' classes of shares involved in the substitutions. Following the substitutions, these payments will not be made on behalf of the Replacement Funds. Rather, the Insurance Companies or their affiliates will have available both the 25 and 15 basis points in Rule 12b-1 fees from the Replacement Funds (with respect to Class B and Class E shares, respectively) and, as owners of the Replacement Funds' adviser, profit distributions from the adviser. These profits from investment advisory fees may be more or less than the fees being paid by the Existing Funds.

         The following describes each proposed substitution with respect to the amount of each Fund's assets, comparative performance history and comparative fund expenses. Performance history generally takes into account the one-, three-, five- and ten-year periods ended December 31, 2009. If the Replacement Fund has not been in existence for a significant period of time, the performance of a comparable fund managed by the same sub-adviser with substantially similar investment objectives and policies as the Replacement Fund may be used. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser's applicable composite performance is not materially misleading. Comparative fund expenses are based on actual expenses including waivers for the year ended December 31, 2009.

         Expenses for 2009 have been adjusted, as necessary, to reflect current expense arrangements. Where a Fund has multiple classes of shares involved in the proposed substitution, the expenses of each class are presented. Current Rule 12b-1 fees are also the maximum 12b-1 fees unless otherwise noted in the fee tables.


1.       AIM V.I. Money Market Fund - BlackRock Money Market Portfolio


         The aggregate amount of assets in the AIM V.I. Money Market Fund as of December 31, 2009 was approximately $35.2 million, of which approximately 3.88% will be transferred to BlackRock Money Market Portfolio. As of December 31, 2009, BlackRock Money Market Portfolio's assets were approximately $2.027 billion. As set forth below, the historical performance of BlackRock Money Market Portfolio for the one-, three-, five- and ten-year periods ended December 31, 2009 exceeds that of AIM V.I. Money Market Fund.




   ------------------- --------------------------- -----------------------------------
                                  AIM V.I. Money Market Fund    BlackRock Money Market
                                          (Series I)                  Portfolio
                                                                      (Class A)
  ------------------- --------------------------- -------------------------------------
  ------------------- --------------------------- -------------------------------------
 One Year                                 0.11%                        0.40%

-----------------------------------------------------------------------------------------
Three Years                                2.21%                       2.76%
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Five Years                                 2.68%                       3.19%
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Ten Years                                  2.52%                       2.92%
-----------------------------------------------------------------------------------------


         In addition, as set forth below, the management fee and total operating expenses of BlackRock Money Market Portfolio, with and without waivers, are lower than those of AIM V.I. Money Market Fund.


------------------------------------------------- ----------------------------
                     AIM V.I. Money Market Fund     BlackRock Money Market
                            (Series I )                    Portfolio
                                                           (Class A)
------------------------------------------------- ----------------------------
------------------------------------------------- ----------------------------
Management Fee               0.40%                         0.32%
------------------------------------------------- ----------------------------
-----------------------------------------------------------------------------
12b-1 Fee                     ---                          ---
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Other Expenses               0.50%                        0.02%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Total Expenses               0.90%                        0.34%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Waivers*                      ---                         0.01%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Net Expenses                 0.90%                        0.33%
-----------------------------------------------------------------------------
  * Contractual fee waiver expiring on April 30, 2011, unless extended.


2.       AIM V.I. Technology Fund - RCM Technology Portfolio

         The aggregate amount of assets in the AIM V.I. Technology Fund as of December 31, 2009 was approximately $119.7 million, of which approximately 2.54% will be transferred to RCM Technology Portfolio. As of December 31, 2009, RCM Technology Portfolio's assets were approximately $251.3 million. As set forth below, the historical performance of RCM Technology Portfolio for the one-, three- and five-year periods ended December 31, 2009 exceeds that of AIM V.I. Technology Fund.



              ----------------- ------------------------ ----------------------
                                  AIM V.I. Technology        RCM Technology
                                        Fund                    Portfolio
                                     (Class 1)                (Class A)
              ----------------- ------------------------ ----------------------
              ----------------- ------------------------ ----------------------
One Year                                57.40%                   59.17%

-------------------------------------------------------------------------------
Three Years                            -2.01%                    5.32%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Five Years                              1.21%                    6.53%
-------------------------------------------------------------------------------


         In addition, as set forth below, the management fee of RCM Technology Portfolio is higher and total operating expenses of RCM Technology Portfolio are lower than those of AIM V.I. Technology Fund.


------------------- ------------------------------- -------------------------
                       AIM V.I. Technology Fund     RCM Technology Portfolio
                              (Class 1)                    (Class A)
------------------- ------------------------------- -------------------------
------------------- ------------------------------- -------------------------
Management Fee                  0.75%                        0.88%

12b-1 Fee                       ---                           ---

Other Expenses                  0.4%                         0.08%

Waivers                         ---                           ---

Total Expenses                 1.20%                         0.96%
-


3.       DWS Technology VIP - RCM Technology Portfolio


         The aggregate amount of assets in the DWS Technology VIP as of December 31, 2009 was approximately $80.8 million, of which approximately 3.20% will be transferred to RCM Technology Portfolio. As of December 31, 2009, RCM Technology Portfolio's total assets were approximately $251.3 million. The historical performance of RCM Technology Portfolio for the three- and five-year periods ended December 31, 2009 exceeds that of DWS Technology VIP and, for the one year ended December 31, 2009, is less than that of DWS Technology VIP.


      --------------------------------------------- ---------------------------
                                                     RCM Technology Portfolio
                          DWS Technology VIP                (Class E)
                               (Class B)
      --------------------------------------------- ---------------------------
-------------------------------------------------------------------------------
One Year                       59.93%                        58.97%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Three Years                    -0.84%                        5.12%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Five Years                      0.23%                        6.32%
-------------------------------------------------------------------------------


         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of RCM Technology Portfolio is higher and total operating expenses of RCM Technology Portfolio are lower than those of DWS Technology VIP.



----------------------------------------------------------------------
                                                RCM Technology
                       DWS Technology VIP         Portfolio
                                   (Class B)      (Class E)
----------------------------------------------------------------------
----------------------------------------------------------------------
Management Fee                       0.67%          0.88%
----------------------------------------------------------------------
----------------------------------------------------------------------
12b-1 Fee                            0.25%       0.15%(25%)*
----------------------------------------------------------------------
----------------------------------------------------------------------
Other Expenses                       0.26%          0.08%
----------------------------------------------------------------------
----------------------------------------------------------------------
Total Expenses                       1.18%          1.11%
----------------------------------------------------------------------
  * Trustees can increase the 12b-1 fee to this amount without shareholder approval.


4.       DWS Global Opportunities VIP - Oppenheimer Global Equity Portfolio


         The aggregate amount of assets in the DWS Global Opportunities VIP as of December 31, 2009 was approximately $145.7 million, of which approximately 2.85% will be transferred to Oppenheimer Global Equity Portfolio. As of December 31, 2009, Oppenheimer Global Equity Portfolio's assets were approximately $692 million. For the three- and five-year periods ended December 31, 2009, the performance of Oppenheimer Global Equity Portfolio exceeds that of DWS Global Opportunities VIP and, for the one year period ended December 31, 2009, is less than that of DWS Global Opportunities VIP.





                  DWS Global Opportunities  Oppenheimer Global Equity
                           VIP                   Portfolio
                        (Class B)               (Class B)
           ----- --------------------------------------------------
-------------------------------------------------------------------
One Year                  47.66%                39.80%
-------------------------------------------------------------------
-------------------------------------------------------------------
Three Years               -7.11%                -4.06%
-------------------------------------------------------------------
-------------------------------------------------------------------
Five Years                2.89%                  3.57%
-------------------------------------------------------------------


     In addition, as set forth below, the management fee and total operating expenses of Oppenheimer Global Equity Portfolio are lower than those of DWS Global Opportunities VIP.




--------------------------- ----------------------------------------------------------------
                             DWS Global Opportunities   Oppenheimer Global Equity Portfolio
                                       VIP                           (Class B)
                                    (Class B)
--------------------------- ----------------------------------------------------------------
--------------------------- -------------------------------------------------
Management Fee                        0.89%                           0.53%

12b-1 Fee                             0.25%                           0.25%(0.50%)*

Other Expenses                        0.28%                           0.11%

Total Expenses                        1.42%                           0.89%
 ------------------------------------------------------------------------------------------
 *  Trustees can increase the 12b-1 fee to this amount without shareholder approval.



5.       Janus Aspen Perkins Mid Cap Value Portfolio-
              Met/Artisan Mid Cap Value Portfolio


         The aggregate amount of assets in the Janus Aspen Perkins Mid Cap Value Portfolio as of December 31, 2009 was approximately $109.2 million, of which approximately 3.53% will be transferred to Met/Artisan Mid Cap Value Portfolio. As of December 31, 2009, Met/Artisan Mid Cap Value Portfolio's assets were approximately $1.332 billion. As set forth below, the historical performance of Janus Aspen Perkins Mid Cap Value Portfolio for the three- and five-year periods ended December 31, 2009, exceeds that of Met/Artisan Mid Cap Value Portfolio. For the one year period ended December 31, 2009, the performance of Met/Artisan Mid Cap Value Portfolio exceeds that of Janus Aspen Perkins Mid Cap Value Portfolio. However, the current subadviser of the Met/Artisan Mid Cap Value Portfolio took over from the previous subadviser on May 1, 2009. Therefore, the historical performance of the Met/Artisan Mid Cap Value Portfolio is not the performance of the current subadviser except for the period May 1, 2009 to December 31, 2009. The Substitution Applicants believe, as set forth below, based on the performance history of Met/Artisan Mid Cap Value Portfolio for the one-year period ended December 31, 2009 and the performance history of the new subadviser's comparable retail fund for the one-, three- and five-year periods ended December 31, 2009 (whose expenses are higher than those of the Replacement
Fund), that Met/Artisan Mid Cap Value Portfolio will have, for the long-term, good performance.





       --------------------- ----------------------- ---------------------- ----------------------
                              Janus Aspen Perkins
                                 Mid Cap Value        Met/Artisan Mid Cap      Artisan Mid Cap
                                   Portfolio            Value Portfolio          Value Fund
                                (Service Class)            (Class B)              (Retail)

--------------------- ----------------------- ---------------------- ----------------------------
--------------------------------------------------------------------------------------------------
One Year                            32.92%                 41.20%                 39.25%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Three Years                         0.90%                  -10.92%                -0.84%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Five Years                          5.39%                  -2.75%                  6.22%
--------------------------------------------------------------------------------------------------
-------------------- ------------------------------------- ---------------------------------------



     In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of Janus Aspen Perkins Mid Cap Value Portfolio is less than that of Met/Artisan Mid Cap Value Portfolio and the total operating expenses of Met/Artisan Mid Cap Value Portfolio, with and without waivers, are lower than those of Janus Aspen Perkins Mid Cap Value Portfolio.


                        Janus Aspen Perkins               Met/Artisan Mid Cap
                       Mis Cap Value Portfolio             Value Portfolio
                          (Service Class)                     (Class B)
----------------------------- -------------------------------------------------
--------------------------------------------------------------------------------

Management                     0.77%*                          0.82%
Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12b-1                          0.25%                           0.25% (0.50%)**
Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Other                          0.36%                           0.05%
Expenses
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total                          1.38%                           1.12%
Expenses
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Waivers***                     0.04%                           ---
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net                            1.34%                           1.12%
Expenses

--------------------------------------------------------------------------------

     * Janus Aspen Perkins Mid Cap Value Portfolio pays an investment advisory fee rate that may be adjusted up or down depending upon the Portfolio's performance relative to its benchmark index during the relevant 36 month measurement period. The base advisory fee rate, prior to any performance adjustment, is 0.64% of the Portfolio's average daily net assets. A performance fee adjustment of 0.15%, which may go up or down, is then applied to the Portfolio's average daily net assets on a monthly basis. The base fee and performance adjustment are calculated using different net assets. The base fee is calculated using current net assets, while the performance adjustment is calculated using average net assets over the relevant 36 month period. When current net assets vary from average net assets over the period, the performance adjustment can vary significantly, including at a rate more or less than 0.15%, depending on whether net assets had been increasing or decreasing and the amount of the increase or decrease. The performance fee adjustment depends on the Portfolio's performance relative to its benchmark index, the Russell Midcap Value Index, over a rolling 36 month period. For the year ended December 31, 2009, the Portfolio's advisory fee, including the performance fee, was 0.77%.


        ** Trustees can increase the 12b-1 fee to this amount without shareholder approval.
       *** Contractual fee waiver expiring May 1, 2010 unless extended.


     6.   Legg  Mason   Batterymarch   Variable   Global   Equity   Portfolio  -
          Met/Templeton Growth Portfolio

         The aggregate amount of assets in the Legg Mason Batterymarch Variable Global Equity Portfolio as of December 31, 2009 was approximately $44 million, all of which will be transferred to Met/Templeton Growth Portfolio. As of December 31, 2009, Met/Templeton Growth Portfolio's assets were approximately $245.1 million. The Met/Templeton Growth Portfolio commenced operations on April 28, 2008. Consequently, it does not have a significant operating history. The Substitution Applicants believe, as set forth below, based on the performance history of the Met/Templeton Growth Portfolio for the one-year ended December 31, 2009 and the performance history of the subadviser's comparable retail mutual fund for the one-, three-, and five-year periods ended December 31, 2009 (whose expenses are lower than those of the Replacement Fund), that Met/Templeton Growth Portfolio will have, for the long-term, good performance.





    --------------------- --------------------------- --------------------- ---------------------
                           Legg Mason Batterymarch
                            Variable Global Equity       Met/Templeton        Templeton Growth
                                  Portfolio             Growth Portfolio            Fund
                             (Single Share Class)          (Class B)              (Retail)
    --------------------- --------------------------- --------------------- ---------------------
-------------------------------------------------------------------------------------------------



One Year                           20.85%                   32.62%                31.01%
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Three Years                        -9.39%                    N/A                  -6.91%
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Five Years                         -1.80%                    N/A                  1.10%
-------------------------------------------------------------------------------------------------



         In addition, as set forth below, the management fee for Met/Templeton Growth Portfolio is less than that for Legg Mason Batterymarch Variable Global Equity Portfolio and the total operating expenses of Met/Templeton Growth Portfolio, with waivers, are greater than those for Legg Mason Batterymarch Variable Global Equity Portfolio.



-------------------------------- -------------------------- --------------------
                                  Legg Mason Batterymarch
                                  Variable Global Equity
                                         Portfolio          Met/Templeton Growth
                                   (Single Share Class)           Portfolio
                                                                  (Class B)
-------------------------------- ----------------------- ----------------------
 Management Fee                          0.75%                 0.69%

 12b-1 Fee                               0.25%                 0.25%(0.50%)*


 Other Expenses                          0.39%                  0.18%

 Total Expenses                          1.39%                  1.12%

 Waivers                                 0.39%                  0.07%**

 Net Expenses                            1.00%***                1.05%
------------------------------------------------------------------------------
*    Trustees  can  increase  the 12b-1 fee to this amount  without  shareholder approval.
**   Contractual fee waiver expiring April 30, 2011 unless extended.
*** The adviser has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed 1.00%. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees' consent.



7. Legg Mason Western Asset Variable Money Market Portfolio - BlackRock Money Market Portfolio

         The aggregate amount of assets in the Legg Mason Western Asset Variable Money Market Portfolio as of December 31, 2009 was approximately $536.9 million, of which approximately 97.48% will be transferred to BlackRock Money Market Portfolio. As of December 31, 2009, BlackRock Money Market Portfolio's assets were approximately $2.027 billion. As set forth below, the historical performance of the BlackRock Money Market Portfolio for the one-, three- and five-year periods ended December 31, 2009 exceeds that of Legg Mason Western Asset Variable Money Market Portfolio.




 ---------------------------------------- --------------------------
                         Legg Mason Western Asset     BlackRock Money Market
                          Variable Money Market            Portfolio
                                 Portfolio                 (Class E)
                            (Single Share Class)

One Year                          0.23%                        0.31%
---------------------------------------- --------------------------------------
------------------------------------------------------------------------------
Three Years                       2.56%                        2.62%
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Five Years                        3.02%                        3.05%
------------------------------------------------------------------------------



         As set forth below, the aggregate of the management fee and Rule 12b-1 fee of BlackRock Money Market Portfolio exceeds that of Legg Mason Western Asset Variable Money Market Portfolio and the total operating expenses of BlackRock Money Market Portfolio, with and without waivers, are less than those of Legg Mason Western Asset Variable Money Market Portfolio.



           ---------------------------------- ------------------------
                       Legg Mason Western
                      Asset Variable Money    BlackRock Money Market
                        Market Portfolio            Portfolio
                     (Single Share Class)           (Class E)
           ---------------------------------- ------------------------
           ---------------------------------- ------------------------
Management Fee              0.45%              0.32%

----------------------------------------------------------------------
12b-1 Fee                     --               0.15% (0.25%)**
----------------------------------------------------------------------
----------------------------------------------------------------------
Other Expenses              0.05%              0.02%
----------------------------------------------------------------------
----------------------------------------------------------------------
Total Expenses              0.50%              0.49%
----------------------------------------------------------------------
----------------------------------------------------------------------
Waivers*                      --               0.01%
----------------------------------------------------------------------
----------------------------------------------------------------------
Net Expenses                0.50%              0.48%
----------------------------------------------------------------------

*    Contractual fee waiver expiring April 30, 2011 unless extended.

** Trustees can increase the 12b-1 fee to this amount without shareholder approval.



8.   Legg Mason  Batterymarch  S&P 500 Index  Portfolio  - MetLife  Stock  Index
     Portfolio

         The aggregate amount of assets in the Legg Mason Batterymarch S&P 500 Index Portfolio as of December 31, 2009 was approximately $107.5 million, of which approximately 22.75% will be transferred to MetLife Stock Index Portfolio. As of December 31, 2009, MetLife Stock Index Portfolio's assets were approximately $4.736 billion. As set forth below, the historical performance of MetLife Stock Index Portfolio for the one-, three-, five- and ten-year periods ended December 31, 2009 exceeds that of Legg Mason Batterymarch S&P 500 Index Portfolio.

    ---------------------- --------------------------- ------------------------



                      Legg Mason Batterymarch
                           S&P 500 Index             MetLife Stock Index
                            Portfolio                    Portfolio
                          (Class A)                     (Class A)
-------------------------------------------------------------------------
One Year                      26.06%                    26.24%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Three Years                   -6.10%                    -5.81%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Five Years                    -0.13%                     0.19%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Ten Years                     -1.47%                    -1.21%
-------------------------------------------------------------------------



         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee and total operating expenses of MetLife Stock Index Portfolio, with and without waivers, are less than those of Legg Mason Batterymarch S&P 500 Index Portfolio.



-------------------------------- ---------------------- ----------------------
                                      Legg Mason
                                 Batterymarch S&P 500
                                    Index Portfolio      MetLife Stock Index
                                       (Class A)              Portfolio
                                                              (Class A)
-------------------------------- ---------------------- ----------------------

 Management Fee                          0.25%                0.25%

 12b-1 Fee                               0.20%                 ---

 Other Expenses                          0.16%                0.03%

 Total Expenses                          0.60%                0.28%

 Waivers                                 0.02%*               0.01%**

 Net Expenses                            0.59%                0.27%
-----------------------------------------------------------------------------

* The adviser has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed 0.59% for Class A shares. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees' consent.

**   Contractual fee waiver expiring April 30, 2011 unless extended.




9.       Pioneer High Yield VCT Portfolio - BlackRock High Yield Portfolio


         The aggregate amount of assets in the Pioneer High Yield VCT Portfolio as of December 31, 2009 was approximately $139.1 million, of which approximately 33.33% will be transferred to BlackRock High Yield Portfolio. As of December 31, 2009, BlackRock High Yield Portfolio's assets were approximately $672.5 million. As set forth below, the historical performance of BlackRock High Yield Portfolio for the three- and five-year periods ended December 31, 2009 exceeds that of Pioneer High Yield VCT Portfolio and for the one-year period ended December 31, 2009 is less than that of Pioneer High Yield VCT Portfolio.




                 Pioneer High Yield VCT         BlackRock High Yield
                        Portfolio                    Portfolio
                       (Class II)                    (Class B)*
               ---------------------------- -----------------------------
-------------------------------------------------------------------------
One Year                60.03%                        46.95%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Three Years              2.83%                        4.39%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Five Years               3.66%                        4.98%
-------------------------------------------------------------------------

* Performance for the Portfolio's Class B shares is based on the performance of the Portfolio's Class A shares adjusted to reflect expenses of the Class B shares.


         In addition, as set forth below, the management fee and total operating expenses of BlackRock High Yield Portfolio are lower than those of Pioneer VCT Portfolio.


-------------------------- --------------------- ------------------------------
                               Pioneer High Yield         BlackRock High Yield
                                    Portfolio                  Portfolio
                                   (Class II)                 (Class B)
-------------------------- ----------------------------------------------------
-------------------------- ----------------------------------------------------
Management Fee                        0.65%                  0.60%

12b-1 Fee                             0.25%                  0.25%(0.50)*

Other Expenses                        0.15%                  0.07%

Total Expenses                        1.05%                  0.92%
------------------------------------------------------------------------------

*Trustees can increase the 12b-1 fee to this amount without shareholder approval.






10.      Putnam VT Growth and Income Fund - Lord Abbett Growth and
         Income Portfolio

         The aggregate amount of assets in the Putnam VT Growth and Income Fund as of December 31, 2009 was approximately $1.48 billion, of which approximately 0.70% will be transferred to Lord Abbett Growth and Income Portfolio. The aggregate amount of assets in the Lord Abbett Growth and Income Portfolio as of December 31, 2009 was approximately $2.081 billion. As set forth below, the historical performance of Lord Abbett Growth and Income Portfolio exceeds that of Putnam VT Growth and Income Fund for the three-, five- and ten-year periods ended December 31, 2009 and for the one-year period ended December 31, 2009 is less than that of Putnam VT Growth and Income Fund. Class IA shares and Class IB shares of Putnam VT Growth and Income Fund will be substituted by Class A shares and Class B shares, respectively, of Lord Abbett Growth and Income Portfolio.




       ------------------ -------------------- ------------------- -------------------- ----------------------
                                                                   Lord Abbett Growth
                           Putnam VT Growth     Putnam VT Growth       and Income        Lord Abbett Growth
                            and Income Fund     and Income Fund         Portfolio       and Income Portfolio
                              (Class IA)           (Class IB)           (Class A)             (Class B)
       ------------------ -------------------- ------------------- -------------------- ----------------------
--------------------------------------------------------------------------------------------------------------
One Year                       30.16%               29.81%              18.67%                18.39%
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Three Years                    -9.01%               -9.24%              -7.65%                -7.87%
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Five Years                     -1.58%               -1.82%              -0.73%                -0.98%
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Ten Years                       0.79%               0.55%                2.38%                 2.13%
--------------------------------------------------------------------------------------------------------------

         In addition, as set forth below, the management fee of Lord Abbett Growth and Income Portfolio is higher than that of Putnam VT Growth and Income Fund and the total operating expenses of Lord Abbett Growth and Income Portfolio are lower than those of Putnam VT Growth and Income Fund.



-------------------------- -------------------- -------------------- ------------------ ----------------------
                                                                        Lord Abbett
                            Putnam VT Growth     Putnam VT Growth       Growth and       Lord Abbett Growth
                             and Income Fund      and Income Fund    Income Portfolio   and Income Portfolio
                               (Class IA)           (Class IB)           (Class A)            (Class B)
-------------------------- -------------------- -------------------- ------------------ ----------------------
-------------------------- -------------------- -------------------- ------------------ ----------------------


Management Fee                    0.48%                0.48%               0.53%                0.53%
-------------------------- -------------------- -------------------- ------------------ ----------------------
12b-1 Fee                          ---                 0.25%                ---              0.25%(0.50%)*

-------------------------- -------------------- -------------------- ------------------ ----------------------
Other Expenses                    0.10%                0.10%               0.03%                0.03%
-------------------------- -------------------- -------------------- ------------------ ----------------------
Total Expenses                     0.58%               0.83%               0.56%                 0.81%
--------------------------------------------------------------------------------------------------------------
* Trustees can increase the 12b-1 fee to this amount without shareholder approval.




11.    UIF Small Company Growth Portfolio - Met/AIM Small Cap Growth Portfolio

     The aggregate amount of assets in the UIF Small Company Growth Portfolio as of December 31, 2009 was approximately $33.5 million, of which approximately 15.52% will be transferred to the Met/AIM Small Cap Growth Portfolio. The aggregate amount of assets in the Met/AIM Small Cap Growth Portfolio as of December 31, 2009 was approximately $952.2 million. As set forth below, the historical performance of Met/AIM Small Cap Growth Portfolio for the three-year period ended December 31, 2009 has been greater than that of UIF Small Company Growth Portfolio and for the one- and five-year periods ended December 31, 2009 has been less than or comparable to that of UIF Small Company Growth Portfolio.



       ------------------------------------------------------------------
             UIF Small Company Growth  Met/AIM Small Cap Growth Portfolio
                    Portfolio                    (Class B)
                    (Class II)
       ------------------------------------------------------------------
-------------------------------------------------------------------------
One Year             46.64%                      33.82%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Three Years          -3.47%                      -3.07%
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Five Years           2.57%                        2.40%
-------------------------------------------------------------------------



         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of Met/AIM Small Cap Growth Portfolio is less than that of UIF Small Company Growth Portfolio and the total operating expenses of Met/AIM Small Cap Growth Portfolio are lower than those of UIF Small Company Growth Portfolio.



------------------------------- ----------------------------- -------------------------
                                  UIF Small Company Growth       Met/AIM Small Cap
                                         Portfolio                Growth Portfolio
                                         (Class II)                  (Class B)
------------------------------- ----------------------------- -------------------------

------------------------------- ----------------------------- -------------------------
Management Fee                             0.92%                   0.86%
------------------------------- ----------------------------- -------------------------
12b-1 Fee                                  0.35%                   0.25%(0.50%)*
------------------------------- ----------------------------- -------------------------
Other Expenses                             0.44%                   0.04%
------------------------------- ----------------------------- -------------------------
Total Expenses                             1.71%**                 1.15%
---------------------------------------------------------------------------------------

* Trustees can increase 12b-1 fee to this amount without shareholder approval.

** The adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolio so that total annual operating expenses will not exceed 1.26% of its average daily net assets.




III.     ADDITIONAL REPRESENTATIONS


         By a supplement to the prospectuses for the Contracts and the Separate Accounts (substantially in the form attached as Exhibit B), each Insurance Company has notified all owners of the Contracts affected by the substitutions of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement has advised Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also has informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions.(42) The supplement has also advised Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.


         The proposed substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis.

         In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of a Replacement Fund will be conducted as described in Section V of this Application.

         Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions. No fees will be charged on the transfers made at the time of the proposed substitutions because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

         In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitutions are completed, Contract owners will be sent a written notice (substantially in the form attached as Exhibit C) informing them that the substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitutions. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

         Each Insurance Company also is seeking approval of the proposed substitutions from any state insurance regulators whose approval may be necessary or appropriate.


         The Substitution Applicants agree that for those who were Contract owners on the date of the proposed substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund's net operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's net operating expenses taking into account fee waivers and expense reimbursements and sub-account expenses for fiscal year 2009, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions.

         With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.

         The Substitution Applicants further agree that, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.


IV.      REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

         The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitutions by the Insurance Companies of shares held by the Separate Accounts as described in
Section II.A.

A.                Applicable Law

         The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitutions.
Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

                    It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

         Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,(43) recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.(44)

         Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

                           The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(45)

         The proposed substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the Act.(46) The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions.

B.                Basis for an Order

         The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.


         Except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to the Existing Fund. In the case of the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, for affected Contract owners, the Replacement Fund's net expenses will not, for the life of the Contracts, exceed the 2009 net expenses of the Existing Fund. In addition, except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met/Templeton Growth Portfolio substitution, Contract owners with balances invested in the Replacement Fund will have, taking into effect any applicable expense waivers, a lower expense ratio. However, the Substitution Applicants agree that, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the agreement not to increase the Separate Account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.


         The Substitution Applicants submit that, in general, there is little likelihood that significant additional assets, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of shareholders to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

         In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that the Replacement Fund's sub-adviser will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser.


         In addition to the foregoing, the Substitution Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.(47) In every proposed substitution except for 7 substitutions where expense offsets will be applied to Contract owners at the separate account level, the current management fee and Rule 12b-1 fee of the Replacement Funds will be the same as, or lower than, those of the Existing Funds. Except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met/Templeton Growth Portfolio substitution, total operating expenses of the Replacement Funds will be lower than those of the Existing Funds.

         The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions. The proposed substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed substitutions.


         None of the proposed substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

         The proposed substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered each Insurance Company's size, financial condition, relationship with MetLife, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed substitutions.

C.                Request for an Order

         The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

V.                REQUEST FOR AN ORDER UNDER SECTION 17(b)

         The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions.


A. Applicable Law

         Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

         Section 2(a)(3) of the Act defines the term "affiliated person of another person" in relevant part as:

                  (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person;
         (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;... (E) if such other person is an investment company, any investment adviser thereof... .

         Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

         Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

         Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.


         In addition to the above, the Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds: Legg Mason Batterymarch Variable Global Equity Portfolio, Legg Mason Western Asset Variable Money Market Portfolio, Legg Mason Batterymarch S&P 500 Index Portfolio, Pioneer High Yield VCT Portfolio and UIF Small Company Growth Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.

         Because the substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a). The Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Fund shares.(48)


         Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of
Section 17(a) if the evidence establishes that:

         (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

         (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

         (3) the proposed transaction is consistent with the general purposes of the Act.


B. Basis for a Section 17(b) Order


         The Section 17 Applicants submit that for all the reasons in Sections II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (1) MIST and of its RCM Technology, Met/Templeton Growth, BlackRock High Yield, Lord Abbett Growth and Income and Met/AIM Small Cap Growth Portfolios; and (2) Met Series Fund and of its BlackRock Money Market, Oppenheimer Global Equity, Met/Artisan Mid Cap Value and MetLife Stock Index Portfolios, as recited in the current registration statements and reports filed by each under the Act. Finally, the Section 17 Applicants submit that the proposed substitutions are consistent with the general purposes of the Act.


1.       Reasonableness and Fairness and the Absence of Overreaching

         To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds' shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitutions. The fees and charges under the Contracts will not increase because of the substitutions. Even though the Separate Accounts, the Insurance Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

         When the Commission first proposed,(49) and then adopted,(50) Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing "conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction." The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

         In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

                  The Commission is concerned that this practice -- left unregulated and in violation of Section 17(a) -- could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might "dump" undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

                  Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule's purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of
                  Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(51)

         The boards of MIST and Met Series Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series' procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in kind purchase transactions.

2.       Consistency With the Policy of Each Investment Company Concerned

         The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

3.       Consistency With the General Purposes of the Act

         The proposed Insurance Company in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders; ...when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities...". For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed in-kind purchases.


         The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(52) In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors' ultimate investment in such shares.


4.       Specific Representations and Request for an Order

         The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

         The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).


VI.        COMMUNICATIONS

         Please address all communications concerning this application and Notice and Order to:

                             Paul G. Cellupica, Esq.
                                  MetLife Group
                           1095 Avenue of the Americas
                                   40th Floor
                            New York, New York 10036

                                       and

                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                               1666 K Street, N.W.
                             Washington, D.C. 20006



VII.              AUTHORIZATIONS



     Under Connecticut law and the articles of incorporation and by-laws of MetLife of CT, its business affairs are conducted by its board of directors. Under Connecticut insurance law, the business and affairs of Separate Account Eleven, Separate Account QPN and Fund UL are conducted by MetLife of CT. Under Missouri law and the articles of incorporation and by-laws of MetLife Investors, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of VA Account One, VL Account One and VL Account Eight are conducted by MetLife Investors. Under New York law and the articles of incorporation and by-laws of First MetLife Investors, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of First VA Account One are conducted by First MetLife Investors. Under Delaware law and the articles of incorporation and by-laws of MetLife Investors USA, its business affairs are conducted by its board of directors. Under Delaware insurance law, the business and affairs of Separate Account A are conducted by MetLife Investors USA. Under New York law and the articles of incorporation and by-laws of MetLife, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Separate Account DCVL, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account 13S and SE Separate Account 485 are conducted by MetLife. Under Missouri law and the articles of incorporation and by-laws of General American, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of GA Separate Account Twenty-Seven and GA Separate Account Twenty-Eight are conducted by General American. Under Maryland law and the articles of incorporation and by-laws of Met Series Fund, its business affairs are conducted by its board of directors. Under Delaware law and the declaration of trust and by-laws of MIST, its business affairs are conducted by its board of trustees.


         In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA, MetLife and General American for the Separate Accounts, the board of directors of Met Series Fund, and the board of trustees of MIST authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are attached as Exhibit
A. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.   CONCLUSION

         For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The
Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to
Section 17(b) of the Act.

-------------------------------------------------------------------------------

     (1) File Nos. 333-152194,  333-152199,  333-152200, 333-152232, 333-152233,
333-101778,   333-152234,   333-152235,   333-152236,   333-152237,  333-152238,
333-152239,   333-152240,   333-152265,   333-152255,   333-152256,  333-152292,
333-152258,   333-152261,   333-152259,   333-152262,   333-152269,  333-152263,
333-152260,     333-152266,     333-152267,    333-152268,    333-152264,    and
333-152270/811-21262. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (2) File Nos. 333-141941, 333-136191. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (3) File Nos. 333-152220/811-03927. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (4)   File   Nos.   333-34741,    333-90405,   333-54358,   033-39100   and
333-50540/811-05200. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.



     (5) File Nos. 333-83197/811-07971. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (6) File Nos.  033-74174,  333-96775,  333-96773,  333-125613,  333-125617,
333-125618,   333-137969,   333-148873,   333-148874  and  333-148876/811-08306.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (7) File Nos. 333-125753,  333-125756,  333-125757,  333-12578, 333-137968,
333-148869, 333-148870 and 333-148872/811-03365. Applicants, as authorized under
Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (8) File Nos. 033-57320/811-06025. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (9) File Nos. 333-110183/811-08888. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (10) File Nos. 333-110184/811-08892. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (11) File Nos. 333-110185/811-08938. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (12) File Nos. 033-54772/811-07248. Applicants as authorized under rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (13) File Nos. 033-54774/811-07252. The applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (14) File Nos.  333-48456/811-10183 and 002-80751/811-03618,  respectively.
The Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.


     (15) AIM V.I. Money Market Fund and AIM V.I. Technology Fund are series of AIM Variable Insurance Funds, File Nos. 033-57340/811-07452. Janus Aspen Perkins Mid Cap Value Portfolio is a series of Janus Aspen Series, File Nos. 033-63212/811-07736. Legg Mason Batterymarch Variable Global Equity Portfolio is a series of Legg Mason Partners Variable Equity Trust, File Nos. 333-91278/811-21128. Legg Mason Western Asset Variable Money Market Portfolio is a series of Legg Mason Partners Variable Income Trust, File Nos. 033-40603/811-06310. Legg Mason Batterymarch S&P 500 Index Fund is a series of Legg Mason Equity Trust, File Nos. 033-43446/811-06444. DWS Technology VIP is a series of DWS Variable Series II, File Nos. 033-11802/811-05002. DWS Global
Opportunities   VIP  is  a  series   of  DWS   Variable   Series  I,  File  Nos.
002-96461/811-4257. Pioneer High Yield VCT Portfolio is a series of Pioneer Variable Contracts Trust, File Nos. 033-84546/811-08786. Putnam VT Growth and Income Fund is a series of Putnam Variable Trust, File Nos. 033-17486/811-05346. UIF Small Company Growth Portfolio is a series of The Universal Institutional Funds, Inc., File Nos. 333-03013/811-07607.

     (16) Market Risk - a Portfolio's share price can fall because of weakness in the broad market, a particular industry, or specific holdings. A Portfolio's investment performance may also be harmed by potentially rapid changes in the prices of equity and other securities.

     (17) Credit Risk - the value of investments in debt securities may be adversely affected if an issuer fails to pay principal and interest on the obligation on a timely basis.

     (18) Interest Rate Risk - the value of investments in debt securities may decline when prevailing interest rates rise or increase when interest rates go down; due to the increasing difficulty of predicting changes in interest rates over longer periods of time, fixed income securities with longer maturities are more volatile than those with shorter maturities.

     (19) Foreign Investment Risk - investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers are subject. These risks are increased for emerging market securities.

     (20) Municipal Securities Risk - the value of, payment of interest and repayment of principal with respect to, and the ability of the Fund to sell, a municipal security may be affected by constitutional amendments, legislative enactments, executive orders, administrative regulations and voter initiatives as well as the economics of the regions in which the issuers in which the Fund invests are located. Revenue bonds are generally not backed by the taxing power of the issuing municipality. To the extent that a municipal security in which the Fund invests is not heavily followed by the investment community or such security issue is relatively small, the security may be difficult to value or sell at a fair price.

     (21) Repurchase Agreement Risk - a repurchase agreement exposes the Fund to the risk that the party that sells the securities may default on its obligation to repurchase them. In this circumstance, the Fund can lose money.

     (22) Financial Services Risk - financial services companies are highly dependent on the supply of short-term financing. The value of securities of issuers in the banking and financial services industry can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad.

     (23) Non-Mortgage Asset-Backed Securities Risk - non-mortgage asset-backed securities are not issued or guaranteed by the U.S. Government or its agencies or government-sponsored entities. In the event of a failure of these securities to pay interest or repay principal, the assets backing these securities such as automobiles or credit card receivables may be insufficient to support the payments on the securities.

     (24) Sector Risk - in addition to other risks, a Portfolio that invests a substantial portion of its assets in related industries (or "sectors") may have greater risk because companies in these sectors may share common characteristics and may react similarly to market developments.

     (25) Technology Industry Risk - because the Portfolio concentrates its investments in companies which utilize innovative technology, it is subject to risks particularly affecting those companies, such as the risks of short product cycles, rapid obsolescence of products and services, competition from new and existing companies, significant losses and/or limited earnings, security price volatility and limited operating histories.

     (26) Market Capitalization Risk - investments primarily in issuers in one market capitalization category (large, medium or small) carry the risk that due to current market conditions that category may be out of favor; investments in medium and small capitalization companies may be subject to special risks which cause them to be subject to greater price volatility and more significant declines in market downturns than securities of larger companies; investments in small capitalization companies may be subject to more risk than investments in medium capitalization companies.

     (27) Investment Style Risk - different investment styles such as growth or value investing tend to shift in or out of favor, depending on market and economic conditions as well as investor sentiment.

     (28) Limited Holdings Risk - because a large part of the Fund's assets may be invested in a limited number of securities, a change in the value of these securities could significantly affect the value of the Fund's assets.

     (29) Derivatives Risk - derivatives may be used to hedge against an opposite position that a Portfolio holds. Derivatives that are used for hedging the Portfolio in specific securities may not fully offset the underlying position. The counterparty to a derivatives contract also could default. Derivatives that involve leverage could magnify losses. Derivatives may also be used to maintain a Portfolio's exposure to the market, manage cash flows or attempt to increase income. Using derivatives for purposes other than hedging is speculative and involves greater risks. In many foreign countries, futures and options markets do not exist or are not sufficiently developed to be effectively used by a Portfolio that invests in foreign securities.

     (30) IPO Risk - stocks purchased in IPOs have a tendency to fluctuate in value significantly after the IPO relative to the price at which they were purchased. These fluctuations could impact the net asset value and return on the Portfolio's shares.

     (31) Non-diversification Risk - the Portfolio is non-diversified which means the Portfolio can invest its assets in a small number of issues. As a result, the Portfolio is more susceptible to any single economic, political or regulatory event affecting those issuers than is a diversified Portfolio. This risk is limited because the Portfolio invests its assets in the underlying portfolios, each of which generally has diversified holdings.

     (32) Illiquid Securities Risk - the Portfolio invests in securities that are not requested for sale to the general public or are not readily marketable, and therefore may generally be less liquid, are harder to value than securities listed on exchanges.

     (33) Index Risk - unlike actively managed portfolios, portfolios that attempt to match the return of an index generally will not use any defensive strategies. An investor, therefore, will bear the market risk of adverse market conditions with respect to the market segment that the index seeks to match. In addition, transaction costs, other Portfolio expenses, brief delays that occur until the Portfolio can invest cash it receives and other tracking errors may result in the Portfolio's return being lower than the return of the index.

     (34) Banking Industry Risk - since the Portfolio may invest more than 25% of its assets in obligations of U.S. banks and up to 25% of its assets in dollar-denominated obligations of non-U.S. banks, the Portfolio is particularly susceptible to events affecting the banking industry. Banks depend on their ability to obtain funds at reasonable costs and liquidity. The ongoing global financial crisis has severely affected many banks and other financial institutions.

     (35) Mortgage Related Securities Risk - mortgage-related securities may be issued or guaranteed by the U.S. Government, its agencies or instrumentalities or may be issued by private issuers and as such are not guaranteed by the U.S. Government, it agencies or instrumentalities. Like other debt securities, changes in interest rates generally affect the value of a mortgage-backed security. Additionally, some mortgage-backed securities may be structured so that they may be particularly sensitive to interest rates. Investments in mortgage-related securities are also subject to special risks of prepayment.

     (36) High-Yield Debt Securities Risk -high-yield debt securities, or junk bonds, are securities which are rated below "investment grade" or are not rated, but are of equivalent quality. High-yield debt securities range from those for which the prospect for repayment of principal and interest is predominantly speculative to those which are currently in default on principal or interest payments. A Portfolio with high-yield debt securities may be more susceptible to credit risk and market risk than a Portfolio that invests only in higher quality debt securities because these lower-rated debt securities are less secure financially and more sensitive to downturns in the economy. In addition, the secondary market for such securities may not be as liquid as that for more highly rated debt securities. As a result, a Portfolio's portfolio manager may find it more difficult to sell these securities or may have to sell them at lower prices. Investing in securities that are in default or whose issuers are in bankruptcy will subject the Portfolio to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied.

     (37) Inverse Floating Rate Obligations Risk - the interest rate on inverse floating rate obligations generally will decrease as short-term interest rates increase, and increase as short-term interest rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same entity and with similar credit quality and redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

     (38) Credit Default Transactions Risk - The use of credit default transactions is a highly specialized activity that involves investment techniques and risks that are different from those associated with ordinary portfolio securities transactions. If the investment adviser is incorrect in its forecasts of the interest rates, currency exchange rates or market values or its assessments of the credit risks relevant to these transactions that it enters, the investment performance of the Portfolio may be less favorable than it would have been if the Portfolio had not entered into them. Because these arrangements are bi-lateral agreements between the Portfolio and its counterparty, each party is exposed to the risk of default by the other. In addition, they may involve a small investment of cash compared to the risk assumed with the result that small changes may produce disproportionate and substantial gains or losses to the Portfolio.

     (39) Real Estate Securities Risk - Investments in real estate investment trusts and other real estate related securities may be adversely impacted by the performance of the real estate market generally or that of a particular sub-sector of the market or geographic region.

     (40) Convertible Securities Risk - Investments in convertible securities may be subject to market risk, credit risk and interest rate risk depending on the price of the underlying security. In addition, a convertible security may be repurchased by the issuer at a time and price that is disadvantageous to the Portfolio.

     (41) Pursuant to exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel. No. 22824 (1997) (order), Inv. Co. Release No. 23859 (1999)
(amended order) (the "Multi-Manager Order"), MetLife Advisers, LLC is authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

     (42) One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     (43) In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

     (44)See id.

     (45)S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

     (46)While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted
Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain
Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21,
1982) (emphasis added).

     (47) See, e.g., Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009)
(notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009)
(notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice);
RiverSource  Life Insurance  Company,  et al., Inv. Co. Rel. No. 28575 (Dec. 30,
2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25,
2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19,
2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31,
2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005)
(notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23,
2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004)
(notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004)
(notice); Metropolitan Life Insurance Company, et. al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (February 24, 2004)
(notice); Metropolitan Life Investors USA Insurance Company, et. al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et. al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (August 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).

     (48) The Signature no action letter cannot be used by the Replacement Funds with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash.

     (49) Inv. Co. Act Rel. No. 4604 (May 20, 1966).

     (50) Inv. Co. Act Rel. No. 4697 (September 8, 1966).

     (51) Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

     (52) See, e.g. See, e.g., Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12,
2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009)
(notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice);
RiverSource  Life Insurance  Company,  et al., Inv. Co. Rel. No. 28575 (Dec. 30,
2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25,
2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19,
2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et. al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16,
2008)(order), Inv. Co. Act Rel. No. 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006)(order), Inv. Co. Act Rel. No. 27278 (March 31, 2006) (notice), MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Inv, Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368; The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (November 14, 2002) (order), Inv. Co. Act Rel. No. 25704 (October 23,
2002) (notice).



         MetLife Insurance Company of Connecticut has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 23rd day of March, 2010.


                          METLIFE INSURANCE COMPANY OF
                          CONNECTICUT

                          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                          METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                          METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE


                          By:  MetLife Insurance Company of Connecticut

                          By:
                                /s/ Paul L. LeClair
                               ---------------------------
                                 Paul L. LeClair
                                 Vice President

MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the State of California on the 23rd day of March, 2010.



                             METLIFE INVESTORS INSURANCE COMPANY

                             METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                             METLIFE INVESTORS VARIABLE
                             LIFE ACCOUNT ONE

                             METLIFE INVESTORS VARIABLE
                             LIFE ACCOUNT EIGHT



                             By:
                                 /s/Richard C. Pearson
                                 --------------------------
                                 Richard C. Pearson
                                 Vice President, Associate General Counsel
                                   and Secretary
                                 MetLife Investors Insurance Company

First MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of California on the 23rd day of March, 2010.


                             FIRST METLIFE INVESTORS INSURANCE COMPANY

                             FIRST METLIFE INVESTORS VARIABLE ANNUITY
                             ACCOUNT ONE


                             By:
                                      /s/ Richard C. Pearson
                                      -----------------------------------
                                      Richard C. Pearson
                                      Vice President, Associate General
                                      Counsel and Secretary
                                      First MetLife Investors Insurance
                                      Company

     MetLife Investors USA Insurance Company has authorized this Application to be duly signed on itss behalf in the State of California on the 23rd day of March, 2010.




                                     METLIFE INVESTORS USA
                                     INSURANCE COMPANY

                                     METLIFE INVESTORS USA SEPARATE
                                     ACCOUNT A

                               By:
                                     /s/ Richard C. Pearson
                                      -----------------------------------
                                      Richard C. Pearson
                                      Vice President, Associate General
                                        Counsel and Secretary
                                      MetLife Investors USA Insurance Company

Metropolitan Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 23rd day of March, 2010.

                                  METROPOLITAN LIFE INSURANCE COMPANY

                                  METROPOLITAN LIFE SEPARATE ACCOUNT
                                  DCVL

                                  METROPOLITAN LIFE SEPARATE ACCOUNT UL

                                  SECURITY EQUITY SEPARATE ACCOUNT
                                  TWENTY-SIX

                                  SECURITY EQUITY SEPARATE ACCOUNT
                                  TWENTY-SEVEN

                                  SECURITY EQUITY SEPARATE ACCOUNT
                                   NO. 13S

                                   SECURITY EQUITY SEPARATE ACCOUNT
                                   NO. 485


                                  By:      METROPOLITAN LIFE INSURANCE
                                           COMPANY

                                  By:
                                           /s/ Marie C. Swift
                                           --------------------------------
                                           Name:  Marie C. Swift, Esq.
                                           Title: Associate General Counsel

General American Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 23rd day of March, 2010.

                                   GENERAL AMERICAN LIFE INSURANCE COMPANY

                                   GENERAL AMERICAN SEPARATE ACCOUNT
                                   TWENTY-EIGHT

                                   GENERAL AMERICAN SEPARATE ACCOUNT
                                   TWENTY-NINE


                                    By:      GENERAL AMERICAN LIFE INSURANCE
                                             COMPANY

                                    By:
                                             /s/ James Reilly
                                              --------------------------
                                              Name:  James Reilly
                                              Title: Vice President

Met Investors Series Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of March, 2010.



                                          MET INVESTORS SERIES TRUST


                                          By:
                                               /s/ Elizabeth M. Forget
                                                --------------------------
                                                Elizabeth M. Forget
                                                President

Metropolitan Series Fund, Inc. has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of March, 2010.



                                  METROPOLITAN SERIES FUND, INC.


                                  By:
                                          Elizabeth M. Forget
                                           -------------------------
                                          Elizabeth M. Forget
                                          President

                                  VERIFICATION

         The Undersigned states that he has duly executed the attached Application dated March 23, 2010 for and on behalf of:

         MetLife Insurance Company of Connecticut
         MetLife of CT Separate Account Eleven for Variable Annuities MetLife of CT Separate Account QPN for Variable Annuities MetLife of CT Fund UL for Variable Life Insurance;


that he is Vice President of MetLife Insurance Company of Connecticut; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                               /s/ Paul LeClair
                                               ------------------------
                                                 Paul LeClair
                                                 Vice President

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated March 23, 2010 for and on behalf of:

         MetLife Investors Insurance Company
         MetLife Investors Variable Annuity Account One
         MetLife Investors Variable Life Account One
         MetLife Investors Variable Life Account Eight;


that he is Vice President of MetLife Investors Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                              /s/ Richard C. Pearson
                                                 ------------------------
                                                 Richard C. Pearson
                                                 Vice President

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated March 23, 2010 for and on behalf of:

         First MetLife Investors Insurance Company
         First MetLife Investors Variable Annuity Account One;

that he is Vice President of First MetLife Investors Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                               /s/ Richard C. Pearson
                                                  ------------------------
                                                 Richard C. Pearson
                                                 Vice President

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated March 23, 2010 for and on behalf of:

         MetLife Investors USA Insurance Company
         MetLife Investors USA Separate Account A;


that he is Vice President of MetLife Investors USA Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

                                              /s/ Richard C. Pearson
                                                 -----------------------
                                                 Richard C. Pearson
                                                 Vice President

                                  VERIFICATION

     The Undersigned states that she has duly executed the attached Application dated March 23, 2010 for and on behalf of:

         Metropolitan Life Insurance Company
         Metropolitan Life Separate Account DCVL
         Metropolitan Life Separate Account UL
         Security Equity Separate Account Twenty-Six
         Security Equity Separate Account Twenty-Seven
         Security Equity Separate Account No. 13S
         Security Equity Separate Account No. 485;


that she is Associate General Counsel of Metropolitan Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.


                                            /s/ Marie C. Swift,
                                               -----------------------------
                                                Marie C. Swift, Esq.
                                                Associate General Counsel

                                  VERIFICATION

     The Undersigned states that he has duly executed the attached Application dated March 23, 2010 for and on behalf of:

         General American Life Insurance Company
         General American Separate Account Twenty-Eight
         General American Separate Account Twenty-Nine;


that he is Vice President of General American Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.


                                               /s/ James Reilly
                                                 -----------------------
                                                 James Reilly
                                                 Vice President

                                  VERIFICATION

     The Undersigned states that she has duly executed the attached Application dated March 23, 2010 for and on behalf of:


         Metropolitan Series Fund, Inc.
         Met Investors Series Trust;


that she is Chairman of the Board, President and Chief Executive Officer of Metropolitan Series Fund, Inc. and President and Trustee of Met Investors Series Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.


                                            /s/ Elizabeth M. Forget
                                                --------------------------
                                                Elizabeth M. Forget
                                                President